

December 30, 2014

<u>Via E-mail</u>
John F. Young
Chief Executive Officer
Energy Future Holdings Corp
1601 Bryan Street
Dallas, TX 75201-3411

      Re: **Energy Future Holdings Corp**
             Form 10-K for the year ended December 31, 2013
             Filed April 30, 2014
             Form 10-Q for the quarter ended September 30, 2014
             Filed November 4, 2014
             File No. 001-12833

             Energy Future Competitive Holdings Company LLC
             Form 10-K for the year ended December 31, 2013
             Filed April 30, 2014
             File No. 001-34543

Dear Mr. Young:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Energy Future Holdings Corp.

Form 10-K for the year ended December 31, 2013

Note 1. Business and Significant Accounting policies, page 107

Impairment of Long-lived Assets, page 109

1. We note your disclosure on page 2 that the adverse effects of lower wholesale electricity prices in ERCOT driven by the sustained decline in natural gas prices since mid-2008 and the maturation of natural gas hedges in 2014 challenged the profitability and operating cash flows of EFH's competitive businesses and led to the Bankruptcy filing. We also note your disclosure on page 12 that four steam generation units representing 1,655 MW of capacity are currently idled. Please explain to us the economic circumstances that caused them to be idled and whether there are any plans to resume generation. In this regard, tell us whether you evaluated any of your generation plants, and specifically idled natural gas fueled generation plants, for impairment during 2014. Please summarize the results of any evaluations performed, including why no impairment was necessary. If you did not evaluate them for impairment, please tell us how you considered the factors above in your decision.

Form 10-Q for the quarter ended September 30, 2014

Balance Sheet, page 4

2. Please tell us how you made it clear whether each liability line item in your balance sheet is pre-petition subject to compromise, pre-petition not subject to compromise or a post-petition liability. See Section 852-10-45-4 of the Accounting Standards Codification.

Note 4. Goodwill and Identifiable Intangible Assets, page 12

3. We note your disclosure that you have initiated an evaluation of goodwill for impairment as of September 30, 2014 but will not complete that evaluation until the fourth quarter of 2014. Please explain to us why you did not complete this evaluation of goodwill for impairment for inclusion in the period ended September 30, 2014. In addition, please explain why the April 29, 2014 filing of a bankruptcy petition for the substantial majority of EFH Corp.'s subsidiaries did not result in a goodwill impairment assessment as of an earlier date.

Energy Future Competitive Holdings Company LLC

4. To the extent applicable, please apply the above comments to EFCH's Forms 10-K and 10-Q for the same periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief